FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of February 2004
                                11 February 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                           Form 20-F X    Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                               Yes         No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This Report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.


                                 EXHIBIT INDEX

EXHIBIT NO. 1 Excerpt from the announcement made by British Sky Broadcasting
              Group plc of its financial results for the periods ended December 31,2003

British Sky Broadcasting Group plc
Consolidated Profit and Loss Account for the half year ended 31 December 2003



                           Before      Goodwill     2003/2004        Before      Goodwill     2002/2003   2002/2003
                         goodwill           and     Half year      goodwill           and     Half year   Full year
                              and   exceptional        Total            and   exceptional         Total       Total
                      exceptional         items                 exceptional         items            as          as
                            items                                     items            as     restated*   restated*
                                                                         as     restated*
                                                                  restated*
                             GBPm          GBPm          GBPm          GBPm          GBPm          GBPm        GBPm
              Notes   (unaudited)   (unaudited)   (unaudited)   (unaudited)   (unaudited)   (unaudited)   (audited)

Turnover:                   1,809             -         1,809         1,550             -         1,550       3,263
Group and
share of
joint
ventures'
turnover
Less: share                  (43)             -          (43)          (39)             -          (39)        (77)
of joint
ventures'
turnover
Group           2           1,766             -         1,766         1,511             -         1,511       3,186
turnover

Operating       3         (1,483)          (58)       (1,541)       (1,357)          (64)       (1,421)     (2,938)
expenses,
net

Operating                     283          (58)           225           154          (64)            90         248
profit
(loss)

Share of                      (5)             -           (5)             2             -             2           3
joint
ventures'
operating
results
Profit on       4               -             2             2             -             -             -           -
disposal of
fixed asset
investments
Amounts        4,9              -            24            24             -          (19)          (19)        (15)
written
back to
(written
off) fixed
asset
investments,
net
Profit                        278          (32)           246           156          (83)            73         236
(loss) on
ordinary
activities
before
interest
and
taxation

Interest                        3             -             3             2             -             2           4
receivable
and similar
income
Interest                     (45)             -          (45)          (62)             -          (62)       (118)
payable and
similar
charges
Profit                        236          (32)           204            96          (83)            13         122
(loss) on
ordinary
activities
before
taxation

Tax             5            (74)             -          (74)             1           (2)           (1)          62
(charge)
credit on
profit
(loss) on
ordinary
activities
Profit                        162          (32)           130            97          (85)            12         184
(loss) on
ordinary
activities
after
taxation

Equity          6                                        (53)                                         -           -
dividends
Retained       10                                          77                                        12         184
profit

Earnings        7                                        6.7p                                      0.6p        9.6p
(loss) per
share -
basic
Earnings        7                                        6.7p                                      0.6p        9.5p
(loss) per
share -
diluted

*The half year and full year results for 2002/03 have been restated following the adoption of UITF abstract 38 "Accounting for ESOP trusts".

There were no recognised gains or losses in either period other than those included within the profit and loss account, with the exception of a prior period adjustment in respect of the adoption of UITF abstract 38. The cumulative effect of this adjustment was a GBP12 million reduction to the brought forward profit and loss reserve at 1 July 2003.

All results relate to continuing operations.

The accompanying notes are an integral part of this consolidated profit and loss account.

British Sky Broadcasting Group plc
Consolidated Profit and Loss Account for the three months ended 31 December 2003



                          Before     Goodwill and     Three months           Before     Goodwill and    Three months
                    goodwill and      exceptional         ended 31     goodwill and      exceptional        ended 31
                     exceptional            items    December 2003      exceptional            items   December 2002
                           items                             Total            items                            Total
                                                                       as restated*     as restated*    as restated*
                            GBPm             GBPm             GBPm             GBPm             GBPm            GBPm
                     (unaudited)      (unaudited)      (unaudited)      (unaudited)      (unaudited)     (unaudited)

Turnover:                   938                -              938              806                -             806
Group and
share of joint
ventures'
turnover
Less: share of             (22)                -             (22)             (21)                -            (21)
joint
ventures'
turnover
Group turnover              916                -              916              785                -             785

Operating                 (784)             (29)            (813)            (705)             (34)           (739)
expenses, net

Operating                   132             (29)              103               80             (34)              46
profit (loss)

Share of                    (8)                -              (8)                3                -               3
operating
results of
joint ventures
Profit on                     -                2                2                -                -               -
disposal of
fixed asset
investments
Amounts                       -              (1)              (1)                -             (19)            (19)
written off
fixed asset
investments,
net
Profit (loss)               124             (28)               96               83             (53)              30
on ordinary
activities
before
interest and
taxation

Interest                      2                -                2                1                -               1
receivable and
similar income
Interest                   (21)                -             (21)             (31)                -            (31)
payable and
similar
charges
Profit (loss)               105             (28)               77               53             (53)               -
on ordinary
activities
before
taxation

Tax (charge)               (37)                -             (37)               15              (2)              13
credit on
profit (loss)
on ordinary
activities
Profit (loss)                68             (28)               40               68             (55)              13
on ordinary
activities
after taxation

Equity                                                       (53)                                                 -
dividends
Retained                                                     (13)                                                13
(loss) profit

Earnings                                                     2.1p                                              0.7p
(loss) per
share - basic
Earnings                                                     2.1p                                              0.7p
(loss) per
share -
diluted

*The results for the three months ended 31 December 2002 have been restated following the adoption of UITF abstract 38 "Accounting for ESOP trusts".


British Sky Broadcasting Group plc
Consolidated Balance Sheet at 31 December 2003



                                                                     31 December       31 December         30 June
                                                                            2003              2002            2003
                                                                                      as restated*    as restated*
                                                                            GBPm              GBPm            GBPm
                                                         Notes       (unaudited)       (unaudited)       (audited)

Fixed assets
Intangible assets                                            8               478              594             536
Tangible assets                                                              346              336             346
Investments                                                  9                37               69              74
                                                                             861              999             956

Current assets
Stocks                                                                       662              627             370
Debtors: Amounts falling due within one year
  - deferred tax assets                                                       50                -              31
  - other                                                                    393              433             363
                                                                             443              433             394

Debtors: Amounts falling due after more than one year
  - deferred tax assets                                                      128               68             159
  - other                                                                     61              136              64
                                                                             189              204             223

Cash at bank and in hand                                                     318               51              47
                                                                           1,612            1,315           1,034

Creditors: Amounts falling due within one year
  - other creditors                                                      (1,399)          (1,192)           (967)

Net current assets                                                           213              123              67

Total assets less current liabilities                                      1,074            1,122           1,023

Creditors: Amounts falling due after more than one year
  - long-term borrowings                                                 (1,077)          (1,437)         (1,152)
  - other creditors                                                         (24)             (17)            (20)
                                                                         (1,101)          (1,454)         (1,172)

Provisions for liabilities and charges                                         -              (3)             (3)
                                                                            (27)            (335)           (152)
Capital and reserves - equity
Called-up share capital                                      10              970              968             969
Share premium                                                10            1,428            2,530           2,536
Shares to be issued                                          10                -                3               3
ESOP reserve                                                 10              (9)             (39)            (35)
Merger reserve                                               10              262              336             299
Special reserve                                              10               14                -               -
Profit and loss account                                      10          (2,692)          (4,133)         (3,924)
                                                             10             (27)            (335)           (152)


The accompanying notes are an integral part of this consolidated balance sheet.

*The balance sheets as at 31 December 2002 and 30 June 2003 have been restated following the adoption of UITF abstract 38 "Accounting for ESOP trusts".




British Sky Broadcasting Group plc
Consolidated Cash Flow Statement for the half year ended 31 December 2003



                                                                             2003/2004       2002/2003    2002/2003
                                                                              Half year      Half year    Full year
                                                                                   GBPm           GBPm         GBPm
                                                                 Notes      (unaudited)    (unaudited)    (audited)

Net cash inflow from operating activities                          11a              401            255          664

Dividends received from joint ventures                                                3              -            4

Returns on investments and servicing of finance
Interest received and similar income                                                  3              2            3
Interest paid and similar charges on external financing                            (51)           (68)        (127)
Interest element of finance lease payments                                            -              -          (1)
Net cash outflow from returns on investments and servicing of                      (48)           (66)        (125)
finance

Taxation
UK corporation tax paid                                                            (21)              -         (18)
Consortium relief paid                                                              (3)              -            -
Net cash outflow from taxation                                                     (24)              -         (18)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets                                          (65)           (44)         (98)
Receipts from sales of fixed asset investments                                       68              -            1
Net cash inflow (outflow) from capital expenditure and                                3           (44)         (97)
financial investment

Acquisitions and disposals
Funding to joint ventures                                                           (2)            (5)         (15)
Repayments of funding from joint ventures                                             3              2            5
Net cash inflow (outflow) from acquisitions and disposals                             1            (3)         (10)

Net cash inflow before management of liquid resources and                           336            142          418
financing

Management of liquid resources
(Increase) decrease in short-term deposits                                        (175)              -            1

Financing
Proceeds from issue of Ordinary Shares                                               10              -            5
Capital element of finance lease payments                          11b                -            (1)          (2)
Net decrease in total debt                                         11b             (75)          (140)        (425)
Net cash outflow from financing                                                    (65)          (141)        (422)

Increase (decrease) in cash                                        11b               96              1          (3)

Decrease in net debt                                               11b              346            142          423


The accompanying notes are an integral part of this consolidated cash flow statement.



Notes to Financial Statements


1     Basis of preparation


The interim accounts for the half year ended 31 December 2003 have been prepared in accordance with accounting policies consistent with those applied in the accounts for the year ended 30 June 2003, which were approved by the Directors on 11 August 2003, with the exception of the change in accounting policy following the adoption of UITF abstract 38 "Accounting for ESOP trusts", for which the half year and full year results for 2002/03 have been restated (see note 10 (iv)). The interim accounts for the six months ended 31 December 2003 do not constitute statutory accounts and are unaudited, but have been formally reviewed by Deloitte & Touche LLP. Their report is not modified in any respect. The interim accounts were approved by the board on 10 February 2004.

The financial information for the 2002/2003 full year is extracted from the financial statements for that year, with the exception of the restatement arising from the change in accounting policy described above, which have been filed with the Registrar of Companies. The auditors' report on those financial statements was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

2     Turnover

The Group's turnover, whilst deriving from one class of business, has been analysed as follows:


                        2003/2004      2002/2003    2002/2003
                        Half year      Half year    Full year
                             GBPm           GBPm         GBPm
                      (unaudited)    (unaudited)    (audited)
DTH subscribers             1,285          1,112        2,341
Cable subscribers             103             98          202
Advertising                   147            133          284
Interactive                   147             91          218
Other                          84             77          141
                            1,766          1,511        3,186


3     Operating expenses, net


                      Before                                      Before
                    goodwill      Goodwill                      goodwill       Goodwill
                         and           and      2003/2004            and            and      2002/2003    2002/2003
                 exceptional   exceptional      Half year    exceptional    exceptional      Half year    Full year
                       items         items          Total          items          items          Total        Total
                                                             as restated    as restated    as restated  as restated
                        GBPm          GBPm           GBPm           GBPm           GBPm           GBPm         GBPm
                 (unaudited)   (unaudited)    (unaudited)    (unaudited)    (unaudited)    (unaudited)    (audited)

Programming (i)         783              -            783            744              -            744        1,604
Transmission             77              -             77             74              -             74          143
and related
functions (i)
Marketing               215              -            215            216              -            216          400
Subscriber              191              -            191            161              -            161          324
management
Administration (ii)     131             58            189            122             64            186          359
Betting                  86              -             86             40              -             40          108
                      1,483             58          1,541          1,357             64          1,421        2,938


(i) The amounts shown are net of GBP8 million (2002/2003: half year GBP7 million; full year GBP12 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP13 million (2002/2003: half year GBP12 million; full year GBP26 million) in respect of the provision to third party broadcasters of spare transponder capacity.

(ii) Administration costs for the 2002/03 full year include goodwill and exceptional items of GBP117 million.

4     Exceptional items, net of tax



                                                                        2003/2004      2002/2003          2002/2003
                                                                        Half year      Half year          Full year
                                                                           credit         charge    credit (charge)
                                                                             GBPm           GBPm               GBPm
                                                                      (unaudited)    (unaudited)          (audited)

Release of provision against ITV Digital programming debtors (iii)              -              -                 3
Exceptional operating items                                                     -              -                 3

Profit on disposal of fixed asset investments (i)                               2              -                 -
Amounts written back to (written off) fixed asset investments, net (ii)        24           (21)              (15)
Recognition of deferred tax asset (iv)                                          -              -               123
Total exceptional items*                                                       26           (21)               111

*Total exceptional items for the half year ended 31 December 2003 are net of a tax charge of nil (2002/2003 half year: GBP2 million tax charge; 2002/2003 full year: GBP121 million net tax credit).

(i) Profit on disposal of fixed asset investments

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of GBP2 million (see note 9).

(ii) Amounts (written back to) written off fixed asset investments, net

2003

The Group reduced its provision against its minority equity investments in football clubs by GBP33 million, following the disposal of its investment in Manchester United plc in October 2003 for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP9 million.

2002

At 31 December 2002, the Group made a provision against its minority investments in football clubs, leading to a non-cash exceptional charge of GBP21 million.

At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by GBP5 million, and reduced both its investment and its provision against the investment in these companies accordingly.

At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of GBP3 million, bringing the carrying value of the Group's investment in Open TV to nil.

In addition to the items noted above, the Group reduced its provision against its investment in Chelsea Village plc at 30 June 2003 by GBP3 million, following the agreement to sell its minority investment in July 2003.

(iii) Release of provision against ITV Digital programming debtors

The Group had provided in full against all unprovided balances owed by ITV Digital, following the announcement by the administrators of ITV Digital on 30 April 2002 to close the pay television services on the ITV Digital platform and close the administration. During 2003, the Group received GBP5 million from ITV Digital's administrators and released GBP5 million of its exceptional operating provision accordingly (GBP3 million net of tax charge).

(iv) Recognition of deferred tax asset

Following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, there was sufficient evidence at 30 June 2003 to support the recognition of a deferred tax asset arising on losses incurred in the Company. Accordingly, a deferred tax credit of GBP123 million was recognised as an exceptional item.


5     Tax on profit on ordinary activities

Analysis of charge (credit) in period:



                                                                     2003/2004         2002/2003           2002/2003
                                                                     Half year         Half year           Full year
                                                               charge (credit)   charge (credit)     charge (credit)
                                                                                     as restated         as restated
                                                                         GBPm               GBPm                GBPm
                                                                  (unaudited)        (unaudited)           (audited)

Current tax (i)

UK corporation tax                                                         69                29                  87
Adjustment in respect of prior years                                      (8)                 -                   -
                                                                           61                29                  87


Deferred tax:

Origination and reversal of timing differences (i)                          8              (36)               (149)
Increase (decrease) in estimate of recoverable deferred                     5                 7                 (2)
tax asset in respect of prior years
Total deferred tax                                                         13              (29)               (151)

Share of joint ventures' tax charge                                         -                 1                   2

                                                                           74                 1                (62)


(i) The current tax charge for the half year to 31 December 2003 includes an exceptional charge of nil (2002/2003 half year: GBP2 million; 2002/2003 full year: GBP2 million). The deferred tax charge for the half year to 31 December 2003 includes an exceptional charge of nil (2002/2003 half year: nil; 2002/2003 full year: credit of GBP123 million).

(ii) At 31 December 2003, a deferred tax asset of GBP18 million (2002/2003: half year GBP134 million; full year GBP17 million) principally arising from UK losses in the Group has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

6     Equity dividends



                                                                              2003/2004      2002/2003    2002/2003
                                                                              Half year      Half year    Full year
                                                                                   GBPm           GBPm         GBPm
                                                                            (unaudited)    (unaudited)    (audited)

Equity dividends
- interim dividend of 2.75p (2002/2003 half year: nil; 2002/2003 full                53              -            -
year: nil) per Ordinary Share


7     Earnings (loss) per share

Basic earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group's employee Share Ownership Plan ("ESOP") trust during the period.

Diluted earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group's ESOP trust during the period plus the weighted average number of dilutive shares resulting from share options and other potential shares outstanding during the period (see below).

The weighted average number of shares in the period was:



                                                                                2003/2004      2002/2003    2002/2003
                                                                                Half year      Half year    Full year
                                                                                 millions       millions     millions
                                                                                of shares      of shares    of shares
                                                                              (unaudited)    (unaudited)    (audited)

Ordinary Shares                                                                     1,938          1,905        1,921
ESOP trust shares                                                                     (2)            (6)          (6)

Basic shares                                                                        1,936          1,899        1,915

Dilutive Ordinary Shares from share options and other potential Ordinary                6             42           27
Shares outstanding

Diluted shares                                                                      1,942          1,941        1,942


8     Intangible assets

The movement in the period was as follows:


                                          Goodwill
                                              GBPm
                                       (unaudited)
Net book value at 1 July 2003                  536
Amortisation                                  (58)
Net book value at 31 December 2003             478

Goodwill of GBP272 million, GBP542 million and GBP5 million, arising on the acquisitions of Sports Internet Group ("SIG"), British Interactive Broadcasting ("BiB") and WAPTV Limited respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002. These reviews showed that no impairment was identified in either case. Consistent with the Group strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the subsequent five years and the carrying value of the goodwill is therefore heavily dependent on the forecast performance of and projections for these businesses.

9     Fixed asset investments



                                  31 December    31 December        30 June
                                         2003           2002           2003
                                                 as restated    as restated
                                         GBPm           GBPm           GBPm
                                  (unaudited)    (unaudited)      (audited)

Investments in joint ventures              34             28             30
Other investments                           3             41             44
Total investments                          37             69             74


Other investments

2003

On 7 October 2003, the Group announced that it had sold its entire holding in Manchester United plc for GBP62 million, recognising a profit on disposal of GBP2 million following the release of GBP33 million provision previously held against the investment, effective as at 30 September 2003.

The Group has increased its provision against its remaining minority equity investments in football clubs by a further GBP9 million.

2002

At 31 December 2002, the Group made a further provision against its minority equity investments in football clubs leading to a non-cash exceptional charge of GBP21 million.

At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by GBP5 million, and reduced both its investment and provision against the investment in these companies accordingly.

At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of GBP3 million. This reduced the carrying value of the Group's investment in Open TV to nil.

In addition to the items noted above, the Group reduced its provision against its investment in Chelsea Village plc at 30 June 2003 by GBP3 million, following the agreement to sell its minority investment in July 2003.


10     Reconciliation of movement in shareholders' deficit



                                                                                                        Total equity
                Share        Share    Shares to      Merger       Special         ESOP   Profit and    shareholders'
              capital      premium    be issued      reserve      reserve      reserve loss account         deficit
                  (i)   (ii) (iii)         (ii)                     (iii)         (iv)
                 GBPm         GBPm         GBPm         GBPm         GBPm         GBPm         GBPm            GBPm
          (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)     (unaudited)

At 1              969        2,536            3          299            -         (35)      (3,924)           (152)
July
2003 -
as
restated
Issue of            1           12          (3)            -            -            -            -              10
share
capital
ESOP                -            -            -            -            -           26           12              38
shares
utilised
Profit              -            -            -            -            -            -           77              77
for the
financial
period
Share               -      (1,120)            -            -           14            -        1,106               -
premium
reduction
Transfer            -            -            -         (37)            -            -           37               -
from
merger
reserve
At 31             970        1,428            -          262           14          (9)      (2,692)            (27)
December
2003


(i) During the period the Company issued shares with a market value of GBP14 million (2002/2003: half year GBP1 million; full year GBP6 million) in respect of the exercise of options awarded under various share option schemes, with GBP10 million (2002/2003: half year nil; full year GBP5 million) received from employees.

(ii) On 30 September 2003, the Company issued 338,755 Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% interest in WAPTV Limited which occurred in May 2001.

(iii)On 10 December 2003, the High Court approved a reduction in the Company's share premium account of GBP1,120 million, as approved by the Company's shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company's deficit on its profit and loss account at 30 September 2003 of GBP1,106 million, and creating a non-distributable special reserve of GBP14 million, which represents the excess of the share premium reduction over the deficit. The Company's balance sheet and profit and loss account are not presented within this interim statement.

(iv) At 31 December 2003, the Group's ESOP held 1,280,337 Ordinary Shares in the Company at an average value of GBP6.72 per share. The 4,176,675 shares utilised during the period relate to the exercise of Long Term Incentive Plan ("LTIP") and Key Contributor Plan ("KCP") awards. As a result of the adoption of UITF abstract 38, the Group's ESOP shares, which were previously held within investments, are now presented as a deduction from shareholders' funds. In addition the brought forward profit and loss reserve at 1 July 2003 was reduced by GBP12 million. The impact of adopting UITF abstract 38 was accordingly to reduce net assets at 1 July 2003 by GBP47 million, and to reduce profit for the year to 30 June 2003 by GBP6 million (profit for the 6 months to 31 December 2002: GBP4 million decrease).


11     Notes to consolidated cash flow statement

a)     Reconciliation of operating profit to operating cash flows



                                                           2003/2004      2002/2003      2002/2003
                                                           Half year      Half year      Full year
                                                                        as restated    as restated
                                                                GBPm           GBPm           GBPm
                                                         (unaudited)    (unaudited)      (audited)

Operating profit                                                 225             90            248
Depreciation                                                      58             44             98
Amortisation of goodwill and other intangible assets              58             64            121
Loss on disposal of fixed assets                                   1              -              -
Decrease in working capital                                       62             57            198
Provisions utilised, net                                         (3)              -            (1)
Net cash inflow from operating activities                        401            255            664


b)     Analysis of changes in net debt



                                                                                             At 31
                                                           At 1 July                      December
                                                                2003      Cash flow           2003
                                                                GBPm           GBPm           GBPm
                                                           (audited)    (unaudited)    (unaudited)
Overnight deposits                                                33             68            101
Other cash                                                        14             28             42
                                                                  47             96            143
Short-term deposits                                                -            175            175
Cash at bank and in hand                                          47            271            318
Debt due after more than one year                            (1,144)             75        (1,069)
Finance leases                                                   (8)              -            (8)
Total debt                                                   (1,152)             75        (1,077)
Total net debt                                               (1,105)            346          (759)


12     Regulatory update

EC Investigation - FAPL

The European Commission has undertaken investigations into a number of agreements, decisions or practices leading to the acquisition of broadcast rights to football events within the EEA, including the sale of exclusive broadcast rights to Premier League football by the Football Association Premier League Limited ("FAPL"). On 21 June 2002, BSkyB Limited and the FAPL notified BSkyB Limited's current agreements for the broadcast of FAPL football matches to the European Commission seeking either a clearance or an exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the European Commission. On 20 December 2002, the European Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL's joint selling of broadcast rights to Premier League football. Since June 2003, the Group has received several requests for information from the European Commission concerning the bidding process undertaken by the FAPL in relation to the sale of Premier League football rights in respect of the three year period 2004-2007. In August and October 2003, the FAPL announced that the Group has been awarded (subject to contract) all four packages of exclusive live UK rights to FAPL football and two "near live" packages of UK rights to FAPL football (both on a delayed basis), four of the five packages of live rights in Ireland and two "near live" packages of rights in Ireland from the beginning of the 2004/2005 season to the end of the 2006/07 season. On 16 December 2003 the European Commission announced that a provisional agreement had been reached with the FAPL regarding the joint selling of the media rights to Premier League matches and that a provisional agreement had been reached with BSkyB regarding its recent acquisition of TV rights to those matches. Under the provisional agreement with BSkyB, BSkyB has agreed to offer to sublicense a set of up to eight premier league matches each season to another broadcaster. These provisional agreements will be submitted for third party comments as the European Commission formalises its position.

EC Investigation - Movie Contracts

The European Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group and its financial results.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 11 February 2004                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary